SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Eletrobras

EARNINGS PRESENTATION 2Q23

Contents













Disclaimer

This presentation may contain **estimates and projections** that **are not statements of past facts but rather reflect the beliefs and expectations of our management** and may constitute estimates and projections of **future events** pursuant to Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities and Exchange Act of 1934, as amended The expressions “believes”, “may”, “estimates”, “continues”, “projects”, “intends”, “expects” and similar phrases are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not.

Known **risks and uncertainties** include, but are not limited to: general **economic, regulatory, political and commercial conditions** in Brazil and overseas, **variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and pattern of electricity used** by the consumer, **competitive conditions**, our level of **indebtedness**, the possibility of receiving **payments related to our receivables, changes in rainfall and water levels** in the reservoirs used to operate our hydroelectric plants, our **financing and capital investment plans, existing and future government regulations**, and other risks described in our annual report and other documents registered with the CVM and SEC.

Estimates and projections only refer to the date they were expressed and we assume **no obligation to update any such estimates or projections** due to the occurrence of new information or future events. The future results of the Company's operations and initiatives may differ from current expectations and **the investor should not rely exclusively on the information contained herein.**

This material contains **calculations that may not reflect accurate results due to possible rounding.**



Eletrobras

Key Highlights

Company Highlights for 2Q23

Funding/Completed Operations

Hedge for Eletrobras bonds (US$1.2 billion), reducing the Company's foreign exchange exposure.

Credit operations at Eletronorte totaling R$1.9 Bi, with an average equivalent cost of CDI + 2.2%, allowing an allonge to be issued and/or prepayment of R$1.2 Bi in debts at the average cost of CDI + 2.5%.

Launch of 2nd PDV

- Participation from **1,475 employees** within context of ACT target of 1,574
- Estimated cost of **R$513 million**

R$680MI

Issuing of Export Credit Note

Group's 1st debt contract involving a commitment to sustainability with minimum targets of 96% clean energy

Events occurring after 2Q23

Liability management

- **Public Offering for the 4th issue of debentures** announced
  R$7 billion (Holding)
- Issuing of **Commercial Notes** of R$3.5 billion (Furnas) and
- **4th issue of debentures** totaling R$250 mm (CGT Eletrosul).

Annual Adjustment RAP 23/24: Aneel Homologation Res. 3.216/23

RAP of **R$17.5 billion, with a 30% increase vs. 22-23 cycle**

Authorization to act as Electricity Trading Agent with the CCEE

Start of structuring for the sale of the gas thermal portfolio



Eletrobras

Overview PMSO

PDV1

TARGET

Annual savings: **R$1.2 billion**

Payback: **11 months**

Changes to schedule for termination of employment contract shifts part of the expected gains from 2023 to 2024 in a total of R$100 million

Operational safety



Base Scenario (termination of empl. contract up until May/23)
Current Scenario (termination of empl. contract up until Dec/23)
PDV1 – Accumulated and estimated monthly termination of empl. contract
Quantity
990
937
1,506
1,365
2,494
2,033
2,163
2,494
2,494
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
PDV1 – Accumulated and estimated savings
R$ billion
Accumulated gains (1st semester)
0.32
0.29
-0.10 (-11%)
0.89
0.79
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23



Voluntary Resignation Program – PDV 2

1,574 employees
ACT outlook

1,475 employees
Participation in PDV 2023

89 employees leaving company by Jul/23

R$513 million
Total cost PDV 2023

R$688 million
Estimated annual savings PDV 2023

8.7 months
Estimated payback

Potential Reduction in PMSO considering Benchmarks

R$ billion



-41.8%
Personnel
4.6
3.5
2.6
2022 (1)
2024E (2)
2026E (2)

Notes:
1. Does not include provisions for PDV / 2. Actual terms

Personnel's Quantitative Potential



8,438
7,727
7,250
2Q23
Expectation (Dec-23)
Expectation (Dec-24)

(* economic and financial impacts of this PDV throughout 2023 and 2024 will only be measured after the evaluation and definition of the date on which the employee will be leaving the company under each registration made. Evaluations are being made with chairpersonships and take the structure, the ACT, personnel dynamics and Eletrobras's commitment to individual and operational safety into account).

Expected MSO savings of R$200 million in 2023

Expectation
R$3.9 bi in 2023
R$3.5 bi in 2024
R$2.5 bi in 2026
-42% vs 2022

MSO savings in 1H23 accelerated by R$100 million

Savings until June/23 R$1.8 billion:

-R$ 100 million compared to the expectation of R$1.9 billion for 1H23 (including SAESA consolidation and inflation)

The main effective actions under the ZBB for this reduction are::

- *centralized contracting between companies:*
- *optimization of insurance and facilities contracts.*

The results of the CSC centralization taking place in 2023 are expected for 2024

Eletrobras

Financial Highlights 2Q23 (R$ million)

IFRS

Net Revenue 2Q23	EBITDA 2Q23	2Q23 Earnings
R$9,246	R$6,595	R$1,619
4% ▲	59% ▲	16% ▲
R$8,856 2Q22	R$4,148 2Q22	R$1,401 2Q22

Adjusted

Net Revenue 2Q23	EBITDA 2Q23	2Q23 Earnings
R$9,209	R$5,431	R$764
4% ▲	2% ▲	-67% ▼
R$8,860 2Q22	R$5,319 2Q22	R$2,313 2Q22

Highlights

+R$949 million consolidation of NOR SAESA

Reduction in Contractual Revenue (IFRS) totaling **-R$1,134 mi**: IPCA **(2Q23: 1.56% vs. 2Q22: 3.18%) vs + R$674mi** regulatory Transmission revenue

-R$144 million recurring PMSO (excluding SAESA), even with effect of ACT 22/23 and ACT 23/24 totaling 12.13% and 4.18%, respectively **+R$51 million.**

-R$76 million in SAESA PMSO and **-R$332 million** SAESA Operating Costs and Expenses: consolidation;

-R$2,084 million reduction in balance of Provision for Compulsory Payments resulting from legal settlements, with a positive effect for 2Q23 totaling
R$1,477 million, mainly stemming from Judicial Agreements.

-R$1.5 billion: -R$397 million in amortization and
-R$1.2 billion in obligations with CDE and Sector Funds, both related to additional Generation concession agreements.

Non-Recurring Highlights

-R$513 million provision 2nd Voluntary Dismissal Plan launched in July 2023 (= 1,475 registered employees)

+R$54 million in Consulting Services from Transformation Office

→ This presentation may contain estimates and projections. See disclaimer



Operating Performance

Sustainable Growth

Installed Capacity 2Q23
(MW)



150,733
78%
Brazil
193,748
MW
Outros
Eletrobras

We achieved power generation totaling **43,015 MW**
22% of total for Brazil

Power Generated 2Q23
(GWh)

38,827 GWh
25% of Brazil

97%
Clean energy sources



PLD (R$/MWh)
69.04
55.7
69.04
55.7
69.04
55.7
69.04
55.7
PLD SE (R$/MWh)
PLD S (R$/MWh)
PLD NE (R$/MWh)
PLD N (R$/MWh)
2Q22
2Q23
Linear 2Q22



GSF (%)
104,3%
95.0%
67.3%
79.9%
86.8%
85.3%
jan
fev
mar
abr
mai
jun
jul
ago
set
out
nov
dez
2021
2022
2023

→ *This presentation may contain estimates and projections. See disclaimer*

Energy Trading

Eletrobras maintains a strong result in the trading business with the growth of bilateral sales and consolidation of SAESA, despite the adverse market scenario

Volume
(MWavg)



+1.266 +8%
15.801
17.067
1.422 9%
4.760 30%
2.156 14%
7.464 47%
+1130 +79%
+0.660 +14%
+1.676 +78%
-2.200 -29%
2.551 15%
5.420 32%
3.832 22%
5.264 31%
2Q22
2Q23
2Q22
CCEE (MP)
ACL
ACR
Quotas GF

Gross Generation Revenue
(R$ billion)



Average Price (ex-cota)
55,70 (PLD) R$/MWh
191,52 R$/MWh
288,63 R$/MWh
67,31 R$/MWh
5,23
0,33 6%
2,07 40%
1,78 34%
1,10 21%
+1.19 +23%
+0,18 +55%
+0,29 +14%
+0,81 +46%
-0,08 -7%
6,42
0,52 8%
2,36 37%
2,59 40%
1,02 16%
Average Price (ex-cota)
69,04 (PLD) R$/MWh
198,26 R$/MWh
223,82 R$/MWh
88,75 R$/MWh
2Q22
2Q23
CCEE
ACL
ACR
Quotas GF
Other

CCEE revenues includes other revenues that do not come from the liquidation and, therefore, PLD was considered as the average price.

* Other: includes Construction Revenue, Financial Effects of Itaipu and Disposals (accounting adjustments - internal sales)

Energy Balance

Energy Balance (MWavg)		2023	2024	2025	2026	2027
Resources (A) 2Q23 overview		11,749	13,042	14,312	15,470	16,636
Sales (B) 2Q23 overview	**(a)+(b)+(c)**	9,571	8,221	6,658	4,945	4,424
	Sales: 1Q23 overview **(a)**	8,875	7,698	5,677	4,406	4,050
	Employment Dismissals Federal Law 13.182/2015 (after 1Q23) **(b)**	0	-160	-270	-270	-270
	Var. Sales + STM Var. implemented (1Q23/2Q23) (c)	696	683	1,251	809	644
Decontracted energy considering hedge (A) – (B) - hedge						
1Q23		11%	21%	39%	50%	54%
2Q23		6%	17%	33%	46%	52%
Average Implemented Contract Price 2Q23	Average Price for Sales Contracts entered into by 06/30/2023 (ACR and ACL - R$/MWh)	206.37	200.46	182.31	201.17	207.33

Details of the Balance Sheet are provided in the Earnings Release.

The variation in sales reported in 1Q23 and 2Q23 includes new sales and energy decontracting under Federal Law 13.182/15.

New volumes contracted at market prices, including decontracted energy from law 13,182/15

Eletrobras reduced its exposure to 'decontracted' energy despite implementation of 'decontracting' and quota decoupling processes

30% increase in Transmission RAP cycle 23/24 (R$ million)



R$4,019
30%
13,556
479
173
123
-76
3,320
17,575
RAP (22/23 Cycle)
IPCA/IGPM
Incorporations
Reinforcement and Improvements
Other Adjustments
RBSE Reprofiling
RAP (23/24 Cycle)

2Q23 Transmission (Km)



Brasil
181.765
km
38%
Brasil
Eletrobras

73.733 km
sendo
68.862 km
> 230kV

174
large-scale projects currently under implementation

~+R$5.9 billion
in CAPEX by 2027

RAP
~+R$846 mi/year
by 2027, including
~+R$132 mi in 2023

→ This presentation may contain estimates and projections. See disclaimer



Eletrobras

2Q23 Financial Performance

Income Statement (R$ million)

	IFRS			Adjusted		
	2Q22	2Q23	Var. %	2Q22	2Q23	Var. %
Gross Revenue	**10,516**	**11,021**	**5%**	**10,512**	**10,984**	**4%**
(–) Deductions from Revenue	-1,660	-1,775	7%	-1,652	-1,775	7%
ROL	**8,856**	**9,246**	**4%**	**8,860**	**9,209**	**4%**
(–) PMSO	-2,070	-2,475	20%	-1,990	-1,922	-3%
(–) Operating costs and expenses	-1,907	-2,596	36%	-1,903	-2,596	36%
(–) Operating provisions	-2,238	1,714	-177%	-134	110	-182%
(+) Equity interests	487	631	30%	487	631	30%
(+) Other Income and Expenses	121	73	-40%	0	0	-
(+) Income from Discontinued Operations	899	3	-100%	0	0	-
Ebitda	**4,148**	**6,595**	**59%**	**5,319**	**5,431**	**2%**
Depreciation and amortization	-497	-894	80%	-497	-894	80%
Financial results	**-1,457**	**-3,559**	**144%**	**-1,417**	**-3,250**	**129%**
Income Tax and Social Security Contribution Tax	-793	-524	-34%	-1,091	-524	-52%
Net Income	**1,401**	**1,619**	**16%**	**2,313**	**764**	**-67%**

→ This presentation may contain estimates and projections. See disclaimer

Adjusted Gross Revenue 2Q23	**+472**
Consolidation of SAESA	+1,095
Transmission	-388
Adjusted PMSO (ex SAESA) 2Q23	**-144**
Personnel (excluding SAESA - R$26 million)	-134
Services: advertising and operational maintenance (excluding SAESA - R$37mi)	+101
Other (excluding SAESA) (excluding SAESA - R$6 mi)	-100
SAESA PMSO: consolidation	+76
Adjusted Operating Costs and Expenses 2Q23	**+693**
SAESA consolidation	+332
Construction – increased investment	+339
Network Fees (excluding SAESA R$192 million) TUST adjustments	+48
Fuel: ELETRONORTE +R$54 mi (adjustment to price of natural gas); Furnas - R$18mi (reduction in dispatch from Sta Cruz)	+28
2Q23 Depreciation and Amortization	**+397**
Amortization new privatization contracts	+193
Consolidation of SAESA	+204
Adjusted Financial Results 2Q23	**-1,832**
Debt-related charges: Consolidation of SAESA (-R$663 million) and new debt contracts	-741
IPCA+ charges on CDE and Special Projects (privatization)	-1,229
Derivatives: (i) Holding CDI debt hedge (-R$467mi)	-458
Net change in exchange rate: net liabilities dollar +R$502 million	+652

Gross Revenue (R$ million)



R$505
5%
R$472
4%
10,516
- 4
10,512
+1,158
+ 408
+ 338
- 1,134
- 298
10,984
+ 36
11,021
Gross Income IFRS 2Q22
Adjustments
Adjusted Gross Income 2Q22
Generation
T O&M
T Construction
T Contractual Revenue (financial)
Other revenues
Adjusted Gross Income 2Q23
Adjustments
Gross Income IFRS 2Q22

+R$1,158 Generation

Consolidation of SAESA **(+R$1.1 bn)**

-R$388 Transmission Vs + R$674mi Regulatory revenue

- Contractual revenue totaling -R$1,134 mi: Reduced IPCA inflation **(2Q23: 1.56% vs. 2Q22: 3.18%)**
- **+R$408 mi O&M**
- **+R$338 mi** Construction

-R$298 Other

- Holding – reduction in Procel revenue of R$40 mi
- CHESF (telecommunications services) and CGT –(rentals) total -R$10 mi
- ELETRONORTE – R$11 mi (rentals, telecom services and receiving of PIEs)

→ This presentation may contain estimates and projections. See disclaimer

PMSO (R$ million)

IFRS


+ R$ 405
+20%
+100%
-37%
+33%
-17%
+100%
-14%
2,070
368
432
61
1,209
2,475
76
233
573
50
508
1,036
2T22
2T23
SAESA
Other
Services
Materials
Provision PDV
Personnel
PMSO

Recurring


-R$144 ex SAESA (-7%)
- R$ 68
-3%
+100%
-29%
+24%
-17%
-11%
1,990
342
418
61
1,170
1,922
76
241
519
50
1,036
2T22
2T23
SAESA
Other
Services
Materials
Personnel
PMSO

SAESA: Total of R$76 million, consisting of - Personnel **(+R$26)**; Material **(+R$6)**; Services **(+R$37)**; and Other **(+R$6)**.

→ This presentation may contain estimates and projections. See disclaimer

-R$134 Personnel

Savings from termination of employment contracts during 1st PDV even with adjustments of 12.13% and 4.18% under ACTs 22/23 and 23/24 totaling R$51 million and new hirings.

Non-Recurring:
PDV: 2Q22 **(-R$5 million)**;
2Q23 (+R$513 million)

+R$101 Services

Holding R$27 million – IT and institutional advertising.

Eletronorte: migration of R$19 million (ESS) to services.

Non-recurring: +R$54 million consultancies Transformation

-R$11 Materials

Eletronorte: optimization of operational maintenance

-R$100 Other

ELETRONORTE: study of legal proceedings **(-R$21.4 million)**
Companies: Unified contracting of operational risk insurance **(-R$23 million)**;
CGT Eletrosul: Sales of recyclables **(-R$9 million)**.

Operating Provisions (R$ million)

Positive amounts represent **reversal of provisions**

Compulsory Loans
Provision Reduction Initiatives (judicial agreements)
+1,477

Other Litigation Previously Compulsory
process risk review
+184

	2Q22	2Q23	Var. %
Compulsory Loans	-242	1,477	-116%
Other Litigation Previously Compulsory	-465	184	-353%
Estimated losses on investments	-890	-30	2877%
PCLD	-695	59	-1,270%
Other	54	24	126%
Total	**-2,238**	**1,714**	**-231%**

Compulsory Loans: -R$3.7 billion in contingencies reduced under agreements

Reduction in Operating Provisions

- Reversal of provisions totaling **R$1.4 billion** in 2Q23.
- Total provision inventory increased from **R$24.2 billion** in 1Q23 to **R$22.1 billion** in 2Q23, a reduction of **R$2.1 billion** mainly due to judicial agreements.

Reduction in Monetary Restatements

- Reduction in adjustments for inflation from **-R$478 mi** in 2Q22 to **-R$338 mi** in 2Q23 due to a reduction in the Inventory for compulsory loan provisions and variation in the Selic rate.

Total Inventory Provision for Compulsory Loans (2nd phase book-entry credit)
R$ billion


3Q22 Balance
25.8
Risk reduction initiatives (e.g. agreed upon discounts)
-2.1
Pay. for judicial agreements
-1.4
Pay. for judicial convictions
-1.2
Monetary restatement (Selic)
+1.0
2Q23 Balance
22.1
Negotiated (not yet accounted for)
-1.7
Expectation of balance already contracted
20.4
-R$5.4 billion

-R$1.9 billion in off balance (possible + remote) since 3Q22

+R$ ~1.3 billion in shares at affiliates (given as security) and judicial deposits to be released through signed agreements

EBITDA (R$ million)


R$ +2,447
+59%
R$ +112
+2%
4,148
+ 1,171
5,319
+ 349
+ 144
+693
+ 68
+ 244
5,431
1,164
6,595
EBITDA IFRS 2Q22
Adjustments
Adjusted EBITDA 2Q22
Adjusted NOR
Adjusted Ownership Interests
Adjusted operating costs and expenses
Adjusted PMSO
Adjusted Operating Provisions
Adjusted EBITDA 2Q23
Adjusted EBITDA
IFRS 2Q23

+R$144 Adjusted Ownership Interest

+R$238 Electronuclear

+R$693
Adjusted Operating Costs and Expenses

Consolidation of SAESA +R$332
Construction +R$339 (+investments)

→ *This presentation may contain estimates and projections. See disclaimer*

Net Income (R$ million)


R$218 | 16%
-R$1,549 | -67%
1,401
+912
2,313
+112
-1,832
+397
-568
764
+855
1,619
Net Income IFRS 2Q22
Adjustments
Adjusted Net Income 2Q22
Adjusted Ebitda
Adjusted Financial Result
Adjusted Depr. And Amort.
Income Tax
Adjusted Net Income 2Q23
Adjustments
Net Income IFRS 2Q22

-R$1,832 Financial Result

- CDE + Regional Funds **(-R$1.1 bi);**
- CDI - Foreign exchange hedge **(-R$467 mi);** Consolidation of SAESA **(-R$682 mi).**

+R$397 D&A

- New Concession Contracts **(+R$344 mi);**
- Consolidation of SAESA **(+R$204 mi);**
- Eletronorte: Amortization of exploration rights **(-R$149 mi).**

Foreign exchange hedge

USD 500 million- 4.16%p.a. – 2025
USD 750 million - 5.32%p.a. – 2030

Exchange Rate
R$5.054

R$2.57 billion - 97.4%p.a. CDI – 2025
R$3.79 billion - CDI+1.7%p.a.-- 2030

→ This presentation may contain estimates and projections. See disclaimer

Financial Discipline

TARGET

$$\frac{\text{Net Debt}}{\text{Adjusted EBITDA}} < 3.0$$


Net Debt / Ebitda
(R$ billion)
20.3
26.4
21.0
20.3
21.6
34.8
36.7
38.1
3.7
2.1
1.6
1.5
1.0
2.0
2.0
2.0
Dez/17
Dez/18
Dez/19
Dez/20
Dez/21
Dez/22
mar/23
jun/23
Net Debt
Net Debt /Adjusted Ebitda


5.5
12.5
13.2
14.0
20.9
17.8
18.3
19.0
Dec/17
Dec/18
Dec/19
Dec/20
Dec/21
Dec/22
mar/23
jun/23
Adjusted Ebitda (LTM)

June 2023	R$ million
(+) Short-Term Debt (Current Liabilities)	14,872
(+) Long-Term Debt	41,845
= Gross Debt	**56,717**
(+) Debt derivatives (net) – Foreign exchange hedge	681
= Adjusted Gross Debt	**57,398**
(–) (Cash and cash equivalents + Securities)	**18,626**
(-) Financing Receivable	428
(-) Net balance of Itaipu Financial Assets	260
Net Debt	**38,085**

Conversion of R$4.1 bn of AFAC into intercompany debentures in June/23: estimated tax savings R$ 180 mn/year

→ This presentation may contain estimates and projections. See disclaimer



Eletrobras

Investments

Investments Made (R$ million)


2,504
2,585
June/22
SAESA
Contribution
R$1,583 mi
1,941
1,525
1,116
1,002
June/22
without SAESA
contribution
706
766
553
364
360
197
94
Jan
Feb
Mar
Apr
May
Jun
Actual 2023
Sem SAESA
Real 2022

* 2022 excluding Electronuclear

Highlighted investments

CGT Eletrosul:
R$279 mi Coxilha Negra

Furnas:
R$181 mi TPP Sta. Cruz

SPEs R$149 mi

Eletronorte:
R$29 mi - TNE contributions

Furnas and CGT:
R$27 mi – Teles Pires contributions

Furnas:
R$62 mm - MESA ownership interest

R$17 billion in investments contracted for 2023-2027

R$6.7 bi

Transmission assets with newly contracted revenue

- **R$6 bi:** Investments in reinforcements of the transmission network previously authorized by Aneel, with additional revenue totaling R$0.84 billion/year
- **R$0.7 bi:** Lot 04/2023 of the Transmission Auction for 06/30/23

R$4.5 bi

G&T Maintenance

- **R$3 bi:** modernization and repowering of generating units (non-recurring)
- **R$1.5 bi:** preventive maintenance in G&T assets (recurring)

R$2.9 bi

Infrastructure & Environmental

- **R$1 bi:** environmental investments, **R$0.5 billion** of which is allocated to SAESA's socio-environmental programs with a focus on optimization
- **R$1.9 bi:** infrastructure that can be optimized in order to adapt the company's costs to levels of excellence within sectors

R$2.4 bi

Generation assets with additional contracted revenue or options

- **R$2.0 bi:** Coxilha Negra Wind Farm Complex, with **R$0.7 bi** in Phase 1 and **R$1.3 bi** in phases 2 and 3
- **R$0.4 bi:** New Projects

R$0.6 bi

Contracted M&As

- Teles Pires
- Baguari I
- EAPSA
- Retiro Baixo
- Mesa
- Baguari Energia

→ This presentation may contain estimates and projections. See disclaimer

Additional Firepower | Growth Alternatives

R$35 bi

Aneel estimate for investments made under new transmission auctions in 2023 and 2024

15 M&A operations

in renewable and transmission assets under analysis,

in addition to reversals

R$10 bi

Additional investments in reinforcement of the transmission system, with additional potential to increase annual revenue by +R$1.2 billion

Risk vs Return Assessment

- Implementation of such investments is linked to the possibility of aggregating additional revenue for the Company
- All investments and transactions made by Eletrobras will seek to establish discipline with regards to capital and the ideal adjusted returns, taking the intrinsic risk of each business into account.

→ This presentation may contain estimates and projections. See disclaimer



Eletrobras

Next Steps

Next steps in our Transformation

Deliveries expected by end of 2023

Ambition for 31 stakes in SPEs in 2Q24 achieved

Complete elimination of foreign exchange exposure at Eletrobras
Current 96%

Commercialization strategy structured

Savings from disposal of real estate (cash+cost reduction) R$450 million by 2024



Progress in Compulsory Loans negotiations
R$400mm under negotiation
R$1.7 billion contracted awaiting approval

Acceleration of the Tax Strategy: estimated savings of R$8bn in 5 years

PMSO savings of R$990 million in 2023 with 39% already achieved

→ This presentation may contain estimates and projections. See disclaimer

Key market recognition

Institutional Investor

2023 LATIN AMERICA EXECUTIVE TEAM

MOST HONORED COMPANY

CENTRAIS ELETRICAS BRASILEIRAS (ELETROBRAS)

Most well-regarded executives according to the annual report "Legal and financial executive analysis"

Elvira Presta – second place in Finance

Institutional Investor Electric & Other Utilities Category

- Best CEO – Wilson Ferreira
- Second Best CFO – Elvira Presta
- Best IR Professional – Paula Prado
- Best IR Team
- Best ESG Program
- Best Board of Directors
- Second Best IR Program

Eletrobras

Investor Relations

ombudsman-ri@eletrobras.com

www.eletrobras.com

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